
Co Regn No: 199802418D


SembCorp
Industries

RECEIVED

2005 FEB 25 A 10: 14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109


05006074

4 February 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 01 2005
THOMSON
FINANCIAL

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg


PEOPLE DEVELOPER
SINGAPORE

Miscellaneous

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	04-Feb-2005 17:14:04
Announcement No.	00033

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Notification Pursuant to Rule 704(11) of the Listing Manual

Description

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Company confirms that, to the best of its knowledge, belief and information, none of the persons occupying managerial positions in the group are related to a director or chief executive officer or substantial shareholder of the Company or any of its principal subsidiaries.

Linda Hoon Siew Kin
Group Company Secretary

4 February 2005

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